VISTAPRINT LIMITED

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

September 27, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	VistaPrint Limited

Registration Statement on Form S-1

File No. 333-125470

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VistaPrint Limited (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-125470), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. on September 29, 2005, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VISTAPRINT LIMITED

By:	/S/ FREDERICKA WAI
Fredericka Wai Secretary

September 27, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	VistaPrint Limited

Filed on Form S-1

Registration No. 333-125470

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 7, 2005 and the date hereof 10,989 copies of the Preliminary Prospectus dated September 7, 2005 were distributed as follows: 8,224 to 4 prospective underwriters; 2,399 to 2,394 institutional investors; 350 to 2 prospective dealers; 1 to 1 individual; 9 to 3 rating agencies and 6 to 5 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 pm on September 29, 2005 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.

SG COWEN & CO., LLC

JEFFERIES & COMPANY, INC.

As Representatives of the

Prospective Underwriters

By:	/S/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)